FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on October 3, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: October 3, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 3, 2003
URL: http://www.komatsu.com/

Dissolution and Liquidation of a Subsidiary

Komatsu Ltd. will hereby notify that it has decided to dissolve Komatsu Metal Ltd., its consolidated subsidiary.

Note

1. Outline of Komatsu Metal Ltd.
Date of Founding	July 1, 1988
Location	Komatsu-shi, Ishikawa, Japan
President	Kanetake Nakatani
Capitalization	¥300 million(As of March 31, 2003)
Main Business	Manufacture and sales of cast products
No. of Employees	79 (As of June 30, 2003)
Ownership	Komatsu 100%

Recent Performances and Finances		(in millions of yen)

	FY2002 ended March 31, 2002	FY2003 ended March 31, 2003	FY2004 (Forecast) ended March 31, 2004
Sales	2,531	1,987	677
Ordinary Profit (Loss)	(251)	(618)	(161)
Net Profit (Loss)	(261)	(642)	(396)

2.	Background of Dissolution
As part of the group-wide restructuring of casting operations, Komatsu Ltd. has decided to transfer the business of Komatsu Metal to Komatsu Castex Ltd., its wholly-owned subsidiary, and dissolve the company.

3.	Schedule
Liquidation will be completed in March 2004.

4.	Effect on Komatsu’s Consolidated Results
As the Company already reserved the allowance for the loss of the liquidation by the end of March 2003, no impact on its fiscal 2004 business results is expected.

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